                                                        Principal
                                                        Plus
                                                        Fund

                     Independent Auditors' Report

                     Final Report 2008
                     Financial Statements
                     As of November 30, 2008 (Liquidation of the
                     Partnership) and December 31, 2007, and for the
                     Period from January 1, 2008 to November 30,
                     2008 (Liquidation of the Partnership) and for the
                     Years Ended December 31, 2007, 2006, and
                     2005


[LOGO]

DEMETER MANAGEMENT CORPORATION

522 Fifth Avenue, 13th Floor
New York, NY 10036
Telephone (212) 296-1999

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.
FINAL REPORT
2008

Dear Limited Partner:

  This marks the nineteenth and final annual report for Morgan Stanley Principal Plus Fund L.P. (the "Fund"). The Fund began the year trading at a Net Asset Value per Unit of $1,872.42 and returned -0.8% to $1,857.44 on November 30, 2008 (before liquidation). Since its inception in February 1990, the Fund has returned 85.7% (a compound annualized return of 3.3%). The Fund terminated its trading on October 31, 2008. Demeter Management Corporation withdrew as the general partner of the Fund effective November 30, 2008, and thereafter commenced liquidation of the Fund in accordance with its Limited Partnership Agreement.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13th Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.

  I hereby affirm that, to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,

/s/ Walter Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Principal Plus Fund L.P.

 Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.

 This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Limited Partners and the General Partner of
Morgan Stanley Principal Plus Fund L.P.:

  We have audited the accompanying statements of financial condition of Morgan Stanley Principal Plus Fund L.P. (the "Partnership") as of November 30, 2008 and December 31, 2007, including the schedule of investment as of December 31, 2007, and the related statements of operations, changes in partners' capital, and cash flows for the period from January 1, 2008 to November 30, 2008 (liquidation of the Partnership), and the years ended December 31, 2007, 2006, and 2005. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Morgan Stanley Principal Plus Fund L.P. as of November 30, 2008 (liquidation of the Partnership) and December 31, 2007, and the results of its operations, changes in partners' capital, and its cash flows for the period from January 1, 2008 to November 30, 2008 (liquidation of the Partnership) and the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

  As discussed in Note 1, the Partnership commenced termination of trading on October 31, 2008. Demeter Management Corporation withdrew as general partner of the Partnership on November 30, 2008, and commenced liquidation of the Partnership in accordance with the Partnership's Limited Partnership Agreement.

/s/ Deloitte & Touche LLP

New York, New York
February 23, 2009

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                          NOVEMBER 30,   DECEMBER 31,
                                                              2008           2007
                                                        ---------------- ------------
                                                        (LIQUIDATION OF
                                                        THE PARTNERSHIP)
                                                               $              $
                                       ASSETS
Trading Equity:
  Unrestricted cash                                        6,690,911      10,672,528
  Restricted cash                                              --            794,923
                                                           ---------      ----------
    Total cash                                             6,690,911      11,467,451
                                                           ---------      ----------
  Net unrealized gain on open contracts (MS&Co.)               --            175,590
  Net unrealized loss on open contracts (MSIP)                 --             (1,445)
                                                           ---------      ----------
    Total net unrealized gain on open contracts                --            174,145
                                                           ---------      ----------
    Total Trading Equity                                   6,690,911      11,641,596
Interest receivable (MS&Co.)                                     834          27,058
                                                           ---------      ----------
    Total Assets                                           6,691,745      11,668,654
                                                           =========      ==========

                         LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
Distributions payable                                      6,573,801          --
Accrued administrative expenses                              120,109         108,641
Redemptions payable                                            --            135,954
Accrued brokerage fee (MS&Co.)                                 --             38,533
Accrued management fee                                         --              9,633
                                                           ---------      ----------
    Total Liabilities                                      6,693,910         292,761
                                                           ---------      ----------
Minority Interest                                             (2,165)            294
                                                           ---------      ----------

PARTNERS' CAPITAL

Limited Partners (0 and 5,967.302 Units, respectively)         --         11,173,321
General Partner (0 and 108.030 Units, respectively)            --            202,278
                                                           ---------      ----------
    Total Partners' Capital                                    --         11,375,599
                                                           ---------      ----------
    Total Liabilities and Partners' Capital                6,691,745      11,668,654
                                                           =========      ==========

NET ASSET VALUE PER UNIT                                       --           1,872.42
                                                           =========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                     FOR THE PERIOD FROM
                                     JANUARY 1, 2008 TO         FOR THE YEARS ENDED
                                      NOVEMBER 30, 2008            DECEMBER 31,
                                     (LIQUIDATION OF THE --------------------------------
                                        PARTNERSHIP)       2007       2006        2005
                                     ------------------- ---------  ---------  ----------
                                              $              $          $           $
INVESTMENT INCOME
  Interest income (MS&Co.)                  123,229        525,829    670,065     533,955
                                          ---------      ---------  ---------  ----------

EXPENSES
  Brokerage fees (MS&Co.)                   310,869        510,056    619,616     777,878
  Administrative expenses                   130,101        142,000    115,000     125,000
  Management fees                            77,718        127,514    154,904     194,470
  Transaction fees and costs                 49,070         57,375     48,554      37,036
                                          ---------      ---------  ---------  ----------
   Total Expenses                           567,758        836,945    938,074   1,134,384
                                          ---------      ---------  ---------  ----------

NET INVESTMENT LOSS                        (444,529)      (311,116)  (268,009)   (600,429)
                                          ---------      ---------  ---------  ----------

TRADING RESULTS
Trading profit (loss):
  Realized                                  302,173        (82,851)   253,642      43,091
  Net change in unrealized                 (174,145)       152,611    132,225    (268,415)
                                          ---------      ---------  ---------  ----------
                                            128,028         69,760    385,867    (225,324)
Proceeds from Litigation Settlement           --             --         --          6,754
                                          ---------      ---------  ---------  ----------
   Total Trading Results                    128,028         69,760    385,867    (218,570)
                                          ---------      ---------  ---------  ----------

NET INCOME (LOSS) BEFORE
 MINORITY INTEREST                         (316,501)      (241,356)   117,858    (818,999)

Less: Minority interest                      (2,460)        (2,959)       499     (10,245)
                                          ---------      ---------  ---------  ----------

NET INCOME (LOSS)                          (314,041)      (238,397)   117,359    (808,754)
                                          =========      =========  =========  ==========

NET INCOME (LOSS) ALLOCATION:
Limited Partners                           (312,422)      (234,354)   115,797    (798,146)
General Partner                              (1,619)        (4,043)     1,562     (10,608)

NET INCOME (LOSS) PER UNIT:
Limited Partners                             (14.98)        (37.43)     14.46      (74.61)
General Partner                              (14.98)        (37.43)     14.46      (74.61)

                                             UNITS         UNITS      UNITS       UNITS
                                             ---         ---------  ---------  ----------
WEIGHTED AVERAGE NUMBER
 OF UNITS OUTSTANDING                     4,945.547      6,632.490  8,049.758  10,049.582

  The accompanying notes are an integral part of these consolidated financial statements.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE PERIOD FROM JANUARY 1, 2008 TO NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                       UNITS OF
                                      PARTNERSHIP  LIMITED     GENERAL
                                       INTEREST    PARTNERS    PARTNER     TOTAL
                                      ----------- ----------  --------  ----------
                                                      $           $          $
Partners' Capital, December 31, 2004  11,303.801  21,965,072   303,439  22,268,511
Net loss                                  --        (798,146)  (10,608)   (808,754)
Redemptions                           (2,376.434) (4,450,827)  (88,072) (4,538,899)
                                      ----------  ----------  --------  ----------
Partners' Capital, December 31, 2005   8,927.367  16,716,099   204,759  16,920,858
Net income                                --         115,797     1,562     117,359
Redemptions                           (1,594.232) (3,033,032)    --     (3,033,032)
                                      ----------  ----------  --------  ----------
Partners' Capital, December 31, 2006   7,333.135  13,798,864   206,321  14,005,185
Net loss                                  --        (234,354)   (4,043)   (238,397)
Redemptions                           (1,257.803) (2,391,189)    --     (2,391,189)
                                      ----------  ----------  --------  ----------
Partners' Capital, December 31, 2007   6,075.332  11,173,321   202,278  11,375,599
Net loss                                  --        (312,422)   (1,619)   (314,041)
Redemptions                           (2,536.157) (4,487,757)    --     (4,487,757)
Distributions                         (3,539.175) (6,373,142) (200,659) (6,573,801)
                                      ----------  ----------  --------  ----------
Partners' Capital, November 30, 2008      --          --         --         --
                                      ==========  ==========  ========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          FOR THE PERIOD FROM
                                          JANUARY 1, 2008 TO          FOR THE YEARS ENDED
                                           NOVEMBER 30, 2008             DECEMBER 31,
                                          (LIQUIDATION OF THE ----------------------------------
                                             PARTNERSHIP)        2007        2006        2005
                                          ------------------- ----------  ----------  ----------
                                                   $              $           $           $
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss)                               (314,041)       (238,397)    117,359    (808,754)
Noncash item included in net income
 (loss):
  Net change in unrealized                       174,145        (152,611)   (132,225)    268,415
(Increase) decrease in operating assets:
  Restricted cash                                794,923         (62,251)     40,787     484,122
  Interest receivable (MS&Co.)                    26,224          28,979      (2,486)    (16,803)
Increase (decrease) in operating
 liabilities:
  Accrued administrative expenses                 11,468           9,207     (21,445)      1,323
  Accrued brokerage fees (MS&Co.)                (38,533)         (8,817)    (10,226)    (18,946)
  Accrued management fees                         (9,633)         (2,205)     (2,555)     (4,737)
                                              ----------      ----------  ----------  ----------
Net cash provided by (used for)
 operating activities                            644,553        (426,095)    (10,791)    (95,380)
                                              ----------      ----------  ----------  ----------

CASH FLOWS FROM
 FINANCING ACTIVITIES
Increase (decrease) in minority interest          (2,459)         (2,959)        499     (10,246)
Cash paid for redemptions or
 distributions of Units                       (4,623,711)     (2,392,528) (3,172,817) (4,841,180)
                                              ----------      ----------  ----------  ----------
Net cash used for financing activities        (4,626,170)     (2,395,487) (3,172,318) (4,851,426)
                                              ----------      ----------  ----------  ----------

Net decrease in unrestricted cash             (3,981,617)     (2,821,582) (3,183,109) (4,946,806)

Unrestricted cash at beginning of
 period                                       10,672,528      13,494,110  16,677,219  21,624,025
                                              ----------      ----------  ----------  ----------

Unrestricted cash at end of period             6,690,911      10,672,528  13,494,110  16,677,219
                                              ==========      ==========  ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

CONDENSED CONSOLIDATED SCHEDULES OF INVESTMENTS

NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND DECEMBER 31, 2007

NOVEMBER 30, 2008, PARTNERSHIP NET ASSETS: $0

AS OF NOVEMBER 30, 2008, THE PARTNERSHIP HELD NO FUTURES OR FORWARD CONTRACTS; THEREFORE, THERE WERE NO NET UNREALIZED GAINS OR LOSSES ON FUTURES OR FORWARD CONTRACTS.


DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $11,375,599
                                                        LONG UNREALIZED  PERCENTAGE   SHORT UNREALIZED  PERCENTAGE
FUTURES AND FORWARD CONTRACTS                                GAIN       OF NET ASSETS   GAIN/(LOSS)    OF NET ASSETS
-----------------------------                           --------------- ------------- ---------------- -------------
                                                               $              %              $               %
             Commodity                                       36,831         0.32           (2,953)         (0.03)
             Equity                                          77,062         0.68           (8,416)         (0.07)
             Foreign currency                                 --             --             4,126           0.04
             Interest rate                                   41,660         0.36           (7,908)         (0.07)
                                                            -------         ----          -------          -----
               Grand Total:                                 155,553         1.36          (15,151)         (0.13)
                                                            =======         ====          =======          =====
              Unrealized Currency Gain

              Total Net Unrealized Gain


DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $11,375,599
                                                        NET UNREALIZED
FUTURES AND FORWARD CONTRACTS                                GAIN
-----------------------------                           --------------
                                                              $
             Commodity                                      33,878
             Equity                                         68,646
             Foreign currency                                4,126
             Interest rate                                  33,752
                                                           -------
               Grand Total:                                140,402

              Unrealized Currency Gain                      33,743
                                                           -------
              Total Net Unrealized Gain                    174,145
                                                           =======

  The accompanying notes are an integral part of these consolidated financial statements.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Principal Plus Fund L.P. (the "Partnership") is a limited partnership organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities, and other commodity interests (collectively, "Futures Interests").

  The Partnership terminated trading on October 31, 2008. Demeter Management Corporation ("Demeter"), the general partner of the Partnership, withdrew from the Partnership effective November 30, 2008, and commenced dissolution of the Partnership in accordance with the Partnership's Limited Partnership Agreement. Dissolution is anticipated to be completed in the first quarter of 2009.

  The Partnership's general partner was Demeter. The commodity brokers were Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIP"). MS&Co. acted as the counterparty on all trading of foreign currency forward contracts. MSIP served as the commodity broker for trades on the London Metal Exchange. Demeter, MS&Co., and MSIP are wholly-owned subsidiaries of Morgan Stanley.

  The trading advisor to the Partnership was SSARIS Advisors, LLC ("SSARIS" or the "Trading Advisor"). Morgan Stanley Principal Plus Fund Management L.P. (the "Trading Company") was established solely to trade in Futures Interests on behalf of the Partnership. Since the Partnership was dissolved and removed its assets from the Trading Company, the Trading Company was also terminated. At November 30, 2008 (liquidation of the Partnership), December 31, 2007, and 2006, the Trading Company had Net Assets of $6,534,753 (before final distributions), $11,451,802, and $14,098,880, respectively, which represented 99% (before final distributions), 101%, and 101%, respectively, of the consolidated Partnership's Net Assets at the respective dates.

  Effective November 1, 2008, the Management Agreement among the Partnership, Demeter, and SSARIS has been terminated.

  On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. ("Morgan Stanley DW") into MS&Co. Upon completion of the merger, the surviving entity, MS&Co., became the Partnership's principal U.S. commodity broker-dealer.

  Demeter was required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) were shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



PRINCIPLES OF CONSOLIDATION. The consolidated financial statements included the accounts of the Partnership and the Trading Company. All intercompany balances have been eliminated.

  The ownership by Demeter in the Trading Company represented a minority interest in the Partnership. Demeter's share of the Trading Company's profits or losses was deducted from consolidated results of operations.

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They were valued at fair value on a daily basis and the resulting net change in unrealized gains and losses was reflected in the change in unrealized profit (loss) on open contracts from one period to the next on the Consolidated Statements of Operations. Monthly, MS&Co. paid interest income on 100% and 90% of the Partnership's and the Trading Company's, respectively, average daily Net Assets, as defined in the Limited Partnership Agreement, for the month at a rate equal to the monthly average yield on the 4-week U.S. Treasury bill disclosure rate during such month. For purposes of such interest payments, Net Assets did not include monies owed to the Partnership and the Trading Company on Futures Interests.

  The Partnership's functional currency was the U.S. dollar; however, the Partnership could have transacted business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rates in effect at the date of the Consolidated Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars were reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per Unit of limited partnership interest ("Unit(s)") was computed using the weighted average number of Units outstanding during the period.

TRADING EQUITY. The Partnership's asset "Trading Equity", reflected on the Consolidated Statements of Financial Condition, consists of (A) cash on deposit with MS&Co. and MSIP to be used as margin for trading; (B) net unrealized gains or losses on futures and forward contracts, which were valued at fair value and calculated as the difference between original contract value and fair value; and, if any, (C) options purchased at fair value. Options written at fair value were recorded in Liabilities.

  The Partnership, in the normal course of business, entered into various contracts with MS&Co. and MSIP acting as its commodity brokers. Pursuant to brokerage agreements with MS&Co. and MSIP, to the extent that such trading resulted in unrealized gains or losses, these amounts were offset and reported on a net basis on the Partnership's Consolidated Statements of Financial Condition.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



  The Partnership has offset the fair value amounts recognized for forward contracts executed with the same counterparty as allowable under the terms of its master netting agreement with MS&Co., the sole counterparty on such contracts. The Partnership has consistently applied its right to offset.

RESTRICTED AND UNRESTRICTED CASH. As reflected on the Partnership's Consolidated Statements of Financial Condition, restricted cash equaled the cash portion of assets on deposit to meet margin requirements plus the cash required to offset unrealized losses on foreign currency forwards and options and offset losses on offset London Metal Exchange positions. All of these amounts were maintained separately. Cash that was not classified as restricted cash was therefore classified as unrestricted cash.

BROKERAGE COMMISSIONS AND RELATED TRANSACTION FEES AND COSTS. Prior to November 1, 2008, the monthly brokerage fee was equal to 1/3 of 1% per month (a 4% annual rate) of the Partnership's adjusted month-end Net Assets. Transaction fees and costs were accrued on a half-turn basis. For the period from January 1, 2008, to November 30, 2008 (liquidation of Partnership), and for the calendar years of 2007, 2006, and 2005, the brokerage fees charged were the equivalent of a roundturn commission charge of approximately $42, $54, $70, and $120, respectively, per contract traded.

  Effective November 1, 2008, no brokerage commissions were charged on any remaining Partnership's Net Assets.

OPERATING EXPENSES. Prior to November 1, 2008, the Partnership bore all operating expenses related to its trading activities. These included filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurred a monthly management fee and could have incurred incentive fees. Demeter bore all other operating expenses.

REDEMPTIONS. Limited partners were able to redeem some or all of their Units, at 100% of the Net Asset Value per Unit as of the last day of any month upon five business days advance notice by redemption form to Demeter.

DISTRIBUTIONS. Distributions, other than redemptions of Units, were made on a pro-rata basis at the sole discretion of Demeter. On December 15, 2008, a final distribution of Net Assets of $1,857.44 per share was distributed to unitholders of record on November 1, 2008.

INCOME TAXES. No provision for income taxes has been made in the accompanying consolidated financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes. The Partnership files U.S. federal and state tax returns. The 2005 through 2008 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



LITIGATION SETTLEMENT. The Partnership received notification of a preliminary entitlement to payment from the Sumitomo Copper Litigation Settlement Administrator, and the Partnership received a settlement award payment in the amount of $6,754 during November 2005. Any amounts received were accounted for in the period received, for the benefit of the limited partners at the date of receipt.

NEW ACCOUNTING DEVELOPMENTS. In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1--quoted market prices in active markets for identical assets and liabilities; Level 2--inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (including quoted prices for similar investments, interest rates, credit risk); and Level 3--unobservable inputs for the asset or liability (including the Partnership's own assumptions used in determining the fair value of investments).

  The Partnership adopted SFAS 157 as of January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Partnership's financial statements.

  The Partnership held no investments as of November 30, 2008.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
The Trading Company paid a monthly brokerage fee to MS&Co. (Morgan Stanley DW, through March 31, 2007) as described in Note 1. The Partnership's and Trading Company's cash was on deposit with Morgan Stanley DW (through March 1, 2007), MS&Co., and MSIP in futures interests trading accounts to meet margin requirements as needed. MS&Co. (Morgan Stanley DW, through March 31, 2007) paid interest on these funds as described in Note 1. Pursuant to the Limited Partnership Agreement, Demeter initially invested $200,000 of General Partnership Interest in the Trading Company.

--------------------------------------------------------------------------------
3. TRADING ADVISOR
Demeter, on behalf of the Trading Company and itself, had entered into a Management Agreement with SSARIS to make all trading decisions for the Trading Company.

  Compensation to SSARIS consisted of a management fee and an incentive fee as follows:

MANAGEMENT FEE. The Partnership paid a monthly management fee equal to 1/12 of 1% per month (a 1% annual rate) of the Partnership's Adjusted Net Assets, as defined in the Limited Partnership Agreement, as of the last day of each month.

  Effective November 1, 2008, no management fees were accrued by the Partnership.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



INCENTIVE FEE. The Partnership paid an annual incentive fee to SSARIS equal to 15% of the "New Appreciation", as defined in the Limited Partnership Agreement, of the Trading Company's Net Assets as of the end of each annual incentive period ending December 31. Such incentive fee was accrued in each month in which New Appreciation occurred. In those months in which New Appreciation was negative, previous accruals, if any, during the incentive period were reduced.

  Effective November 1, 2008, no incentive fees were accrued by the Partnership.

--------------------------------------------------------------------------------
4. FINANCIAL INSTRUMENTS
The Partnership traded Futures Interests. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the fair value of these contracts, including interest rate volatility.

  The fair value of exchange-traded contracts is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price shall be the settlement price on the first subsequent day on which the contract could be liquidated. The fair value of off-exchange-traded contracts is based on the fair value quoted by the counterparty.

  The Partnership's contracts were accounted for on a trade-date basis and marked to market on a daily basis. The Partnership accounted for its derivative investments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SSFAS No. 133"). SFAS No. 133 defines a derivative as a financial instrument or other contract that has all three of the following characteristics:
(1)One or more underlying notional amounts or payment provisions;
(2)Requires no initial net investment or a smaller initial net investment than would be required relative to changes in market factors;
(3)Terms require or permit net settlement.

  Generally, derivatives include futures, forward, swaps or options contracts, and other financial instruments with similar characteristics such as caps, floors, and collars.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



  The net unrealized gains on open contracts at November 30, 2008 (liquidation of Partnership), and December 31, 2007, reported as a component of "Trading Equity" on the Consolidated Statements of Financial Condition, and their longest contract maturities were as follows:

                            NET UNREALIZED GAINS
                              ON OPEN CONTRACTS      LONGEST MATURITIES
                         --------------------------- -------------------
                                     OFF-                        OFF-
                         EXCHANGE- EXCHANGE-         EXCHANGE- EXCHANGE-
             DATE         TRADED    TRADED    TOTAL   TRADED    TRADED
       ----------------- --------- --------- ------- --------- ---------
                             $         $        $
       December 31, 2007  174,145     --     174,145 Jun. 2008    --

  As of November 30, 2008, the Partnership held no futures or forward contracts; therefore, there were no net unrealized gains or losses on open contracts.

  The Partnership had credit risk associated with counterparty nonperformance. As of the date of the financial statements, the credit risk associated with the instruments in which the Partnership traded was limited to the amounts reflected in the Partnership's Consolidated Statements of Financial Condition.

  The Partnership also had credit risk because MS&Co. and MSIP acted as the futures commission merchants or the counterparties, with respect to most of the Partnership's assets. Exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts are marked to market on a daily basis, with variations in value settled on a daily basis. MS&Co. and MSIP, each acting as a commodity broker for the Partnership's exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, were required, pursuant to regulations of the Commodity Futures Trading Commission, to segregate from their own assets, and for the sole benefit of their commodity customers, all funds held by them with respect to exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, including an amount equal to the net unrealized gains (losses) on all open exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, which funds, in the aggregate, totaled $6,690,911 and $11,641,596 at November 30, 2008 (liquidation of the Partnership), and December 31, 2007, respectively. With respect to the Partnership's off-exchange-traded forward currency contracts, there were no daily settlements of variations in value, nor was there any requirement that an amount equal to the net unrealized gains (losses) on such contracts be segregated. However, the Partnership was required to meet margin requirements equal to the net unrealized loss on open forward currency contracts in the Partnership accounts with the counterparty, which was accomplished by daily maintenance of the cash balance in a custody account held at MS&Co. With respect to those off-exchange-traded forward currency contracts, the Partnership was at risk to the ability of MS&Co., the sole counterparty on all such contracts, to perform. The Partnership had a netting agreement with MS&Co. This agreement, which sought to reduce both the Partnership's and MS&Co.'s exposure on off-exchange-traded forward currency contracts, should have materially decreased the Partnership's credit risk in the event of MS&Co.'s bankruptcy or insolvency.

MORGAN STANLEY PRINCIPAL PLUS FUND L.P.

NOTES TO FINANCIAL STATEMENTS
(concluded)



--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS

                                                FOR THE PERIOD FROM
                                                JANUARY 1, 2008 TO          FOR THE YEARS ENDED
                                                 NOVEMBER 30, 2008              DECEMBER 31,
                                                (LIQUIDATION OF THE   -------------------------------
                                                   PARTNERSHIP)          2007       2006       2005
                                                -------------------   ---------  ---------  ---------
PER UNIT OPERATING PERFORMANCE:
NET ASSET VALUE, JANUARY 1:                         $ 1,872.42        $1,909.85  $1,895.39  $1,970.00
                                                    ----------        ---------  ---------  ---------
NET OPERATING RESULTS:
   Interest Income                                       24.92            79.28      83.24      53.13
   Expenses                                            (114.80)         (126.19)   (116.53)   (112.88)
   Realized Profit (Loss)/(1)/                          109.61           (13.98)     31.38      10.16
   Unrealized Profit (Loss)                             (35.21)           23.01      16.43     (26.71)
   Proceeds from Litigation Settlement                      --            --         --          0.67
                                                    ----------        ---------  ---------  ---------
   Income (Loss) before minority interest               (15.48)          (37.88)     14.52     (75.63)

   Less: Minority Interest                               (0.50)           (0.45)      0.06      (1.02)
                                                    ----------        ---------  ---------  ---------
   Net Income (Loss)                                    (14.98)          (37.43)     14.46     (74.61)
                                                    ----------        ---------  ---------  ---------
   Net Asset Value at November 30, 2008
    (prior to Distributions)                          1,857.44
   Distributions to Unitholders of Record at
    November 1, 2008                                 (1,857.44)
                                                    ----------
NET ASSET VALUE AT LIQUIDATION,
 NOVEMBER 30, 2008:                                 $       --
                                                    ==========

NET ASSET VALUE, DECEMBER 31:                                         $1,872.42  $1,909.85  $1,895.39
                                                                      =========  =========  =========

FOR THE PERIOD FROM JANUARY 1, 2008
 TO NOVEMBER 30, 2008 AND THE
 CALENDAR YEARS OF 2007, 2006, AND
 2005:

RATIOS TO AVERAGE NET ASSETS:
   Net Investment Loss                                    (5.1)%/(2)/    (2.5)%     (1.8)%     (3.2)%
   Expenses before Incentive Fees                          6.6 %/(2)/     6.7 %      6.2 %      6.0 %
   Expenses after Incentive Fees                           6.6 %/(2)/     6.7 %      6.2 %      6.0 %
   Net Income (Loss)                                      (3.6)%/(2)/    (1.9)%      0.8 %     (4.3)%

TOTAL RETURN BEFORE INCENTIVE FEES                        (0.8)%/(2)/    (2.0)%      0.8 %     (3.8)%

TOTAL RETURN AFTER INCENTIVE FEES                         (0.8)%/(2)/    (2.0)%      0.8 %     (3.8)%

INCEPTION-TO-DATE-RETURN                                  85.7 %/(2)/

COMPOUND ANNUALIZED RETURN                                 3.3 %/(2)/

(1)Realized Profit (Loss) is a balancing amount necessary to reconcile the change in Net Asset Value per Unit with the other per Unit information.
(2)For the 11-month period from January 1, 2008 to November 30, 2008.

                    Demeter Management Corporation
                    522 Fifth Avenue, 13th Floor
                    New York, NY 10036

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